 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of the Company scheduled for May 12, 2022.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710) and on January 11, 2022 (File No. 333-262099) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 24, 2019 (File No. 333-232777), on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 5, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on May 12, 2022

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, on May 12, 2022, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2022 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

2.
To approve the re-election of Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2025;

3.	To approve an amended Compensation Policy for a period of three years;

4.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;

5.
To approve a grant of restricted share units ("RSUs"), each with respect to one American Depository Shares (“ADS”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to the non-executive directors of the Company;

6.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors;

7.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and director; and

8.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on April 5, 2022, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope to be provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their Ordinary Shares to ADSs, may vote in the General Meeting in person or vote through the enclosed proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than May 12, 2022 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the record date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

ADS holders should return their proxies by the date set forth on the form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than May 2, 2022. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
April 5, 2022

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On May 12, 2022

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Monday, May 12, 2022, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2022 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

2.
To approve the re-election of Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2025;

3.	To approve an amended Company's Compensation Policy for a period of three years;

4.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;

5.
To approve a grant of restricted share units ("RSUs"), each with respect to one American Depository Shares (“ADS”) (each representing 10 Ordinary Shares) of the Company to non-executive directors of the Company;

6.	To approve the grant of RSU’s to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

7.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and director; and

8.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than April 12, 2022 in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs and Ordinary Shares of record at the close of business on April 5, 2022, shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on April 4, 2022, the Company had outstanding 527,511,364 Ordinary Shares (represented by 52,751,136 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs and Ordinary Shares together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs and Ordinary Shares may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by the BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their Ordinary Shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than May 12, 2022 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the April 5, 2022, the record date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs and Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs and Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about April 11, 2022. In addition to solicitation of proxies to holders of ADSs and Ordinary Shares by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs or Ordinary Shares. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 5, 7 and 8 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 3, 4 and 6 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 3, 4 and 6 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than May 2, 2022.

The rate of participation of each director in the Board of Directors meetings held during 2021 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 90%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 100%, (v) Rick D. Scruggs – 100%, (vi) Alla Felder – 95%, (vii) Dr. Shmuel Cabilly – 100%, (viii) Giuseppe Cipriano – 67% (served until February 1, 2021), and (ix) Alessandro Della Chà – 86% (served from July 26, 2021 until November 16, 2021). The rate of participation of each director in the Board of Directors meetings held during 2020 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 94%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 100%, (v) Rick D. Scruggs – 83%, (vi) Alla Felder – 100%, (vii) Dr. Shmuel Cabilly – 94%, (viii) Giuseppe Cipriano – 81%.

The rate of participation of each member of the audit committee of the Board of Directors (the “Audit Committee”) in the Audit Committee meetings during 2021 (for meetings held while each served as a member of the committee) was as follows: (i) Eric Swenden – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100% and during 2020 was as follows: (i) Eric Swenden – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

The rate of participation of the members of the compensation committee of the Board of Directors (the “Compensation Committee”) in the Compensation Committee meetings during 2021 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%, and for 2020 was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

+ 1 (866) 581-1392 (toll-free in North America)
+1 (416) 867-2272 (collect outside of North America)
e-mail: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of NASDAQ require that the Audit Committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as the Company’s auditors for the year ending December 31, 2022 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2022 and for an additional period until the next annual general meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. DROR BEN-ASHER, DR. KENNETH REED AND MS. ALLA FELDER AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the first group are Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder, whose terms expire as of the General Meeting. The members of the second group, currently consisting of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly, will hold office until our annual general meeting to be held in the year 2023, and the members of the third group, currently consisting of Mr. Ofer Tsimchi and Mr. Eric Swenden, will hold office until our annual general meeting to be held in the year 2024. The Company is proposing that Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder each be re-elected, for a three-year term as part of the first group.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2025, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder has attested to the Board of Directors and to the Company that he/she meets all the requirements in connection with the election of directors under the Companies Law, in substance as described on Appendix A.

 The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dror Ben-Asher has served as the Company’s Chief Executive Officer and as a director since August 2009. Since May 2011, Mr. Ben-Asher has also served as Chairman of the Company’s Board of Directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur. from Oxford University, U.K. and completed LLM studies at Harvard University.

Dr. Kenneth Reed has served as a member of the Company’s Board of Directors since December 2009. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Alla Felder has served as a director on the Company’s board of directors and a Chair of its Audit Committee and a member of its Compensation Committee since May 2019. Ms. Felder currently serves as a director in numerous publicly listed leading Israeli companies across several industries, such as Ashtrom Properties Ltd., Israel Shipyards Ltd, Carmit Industries Ltd. Biolight Ltd. Photomyne Ltd. and IdoMoo Ltd. Ms. Felder also serves as the CFO of Weebit Nano Ltd, a high-tech company traded on the Australian stock exchange (ASX), and also provide financial and business advisory Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder each be re-elected to hold office as a director of the Company for a three-year term until the annual general meeting to be held in 2025.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

AMENDED COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers (D&O) compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years. The shareholders of the Company approved the adoption of the Company’s Compensation Policy on June 24, 2019.

On October 26, 2020 and July 26, 2021, the shareholders approved amendments to the Compensation Policy to, among other things, reflect the current development stage of the Company and amend the method of paying certain officer and director compensation.

On March 16, 2022, following the recommendation of the Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders in the form attached hereto as Appendix B (marked to show changes from the current Compensation Policy) (the “Amended Compensation Policy”). The Amended Compensation Policy is substantially the same as the current Compensation Policy and the changes primarily relate to (i) clarifying that Company officers outside Israel may receive similar, comparable or customary benefits as benefits provided to Israeli officers, as applicable in the relevant jurisdiction in which he or she is employed, and (ii) clarifying the language where provisions of the compensation policy appeared to be inconsistent.

Due to changes to the Compensation Policy previously approved by the shareholders at the 2020 and 2021 shareholder meetings described above, and following a Compensation Policy market review conducted by the Company’s independent compensation advisor, the Company has determined that other than the changes described, no other changes are required to the Amended Compensation Policy.

The Amended Compensation Policy was reviewed and amended with due consideration to the nature of the Company’s operations in the biopharmaceutical sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ADSs are then listed or traded, as well as other criteria including the magnitude of future cash needs, capitalization, future development plans, and shareholders' equity. The Amended Compensation Policy will be effective for three years from the General Meeting, if approved by the shareholders.

The Amended Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to officers and directors, in alignment with the Company's long-term best interests and overall organizational strategy. Part of the rationale is that the Amended Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its officers and directors. An increase in officer and director satisfaction and motivation should retain the employment of high-quality officers and directors in the Company's service over the long term. Additionally, the Amended Compensation Policy intends, inter alia, to allow the Company to preserve and recruit senior executives with specific professional knowledge and unique expertise and with the ability to lead the Company to business success and to face the challenges confronted by the Company, to grant rational, appropriate and fair compensation to officers and directors, taking into consideration their duties and areas of responsibilities, giving focus on the contribution of the officers and directors to achieve the Company objectives and performance maximization.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix B, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and is hereby approved.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board of Directors to approve the Amended Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board of Directors determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

THE COMPANY'S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED COMPENSATION POLICY.

PROPOSAL NO. 4
AN AMENDMENT TO THE COMPANY’S LETTERS OF EXEMPTION AND INDEMNIFICATION
TO THE COMPANY’S OFFICERS AND DIRECTORS

Under the Companies Law, a prospective undertaking by a company to indemnify its officers and directors must be approved first by a company's compensation committee and then by its board of directors and subsequently by the company's shareholders. At the Company's general meeting on January 26, 2011, the shareholders of the Company adopted Letters of Exemption and Indemnification to indemnify the Company's directors and officers, which were later amended at the Company's general meeting on July 31, 2013 and on July 26, 2021 (the "Letters of Exemption and Indemnification").

Under the Companies Law, an undertaking by a company to indemnify its officers and directors must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time. The Letters of Exemption and Indemnification were originally approved at a time when the Company did not yet have substantial commercial operations. In light of the expansion of the Company's business to include significant commercial operations since the original adoption of Letters of Exemption and Indemnification and in accordance with the Compensation Policy, the Compensation Committee and Board of Directors recommend amending the Letters of Exemption and Indemnification, in the form attached hereto as Appendix C (marked to show changes from the current Letters of Exemption and Indemnification) to expand the description of events related to commercial operations which are anticipated in light of the Company's development as a company with significant commercial operations. The other proposed amendment is intended to clarify the language in the event the maximum indemnity amount is insufficient to cover all indemnity amounts payable to all persons who are party to Letters of Exemption and Indemnification.

It is proposed that the following resolutions be adopted at the General Meeting:

“RESOLVED, to approve the amendment to the Letters of Exemption and Indemnification as described in the proxy statement and in the form attached hereto as Appendix C.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

                  THE COMPANY'S COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S LETTERS OF EXEMPTION AND INDEMNIFICATION.

PROPOSAL NO. 5

GRANT OF RSUs TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant RSUs each with respect to one ADS of the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly (with respect to Dr. Kenneth Reed and Ms. Alla Felder, subject to their respective re-election as a member of the Board, as provided in this Proxy Statement).

The Compensation Committee and Board of Directors have approved the proposed grant of RSUs in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

The background and qualifications of Dr. Kenneth Reed and Ms. Alla Felder are described in Proposal 2 of this Proxy Statement. Below are summaries of the background and qualifications of Dr. Shmuel Cabilly, Mr. Eric Swenden and Mr. Ofer Tsimchi.

Dr. Shmuel Cabilly has served as a member of the Company’s Board of Directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., and Minovia Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of the Company’s Board of Directors since May 2010 and has served on its Audit Committee since December 2015. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as a director on the Company’s Board of Directors, a member of its Audit Committee and the Chairman of its Compensation Committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Caesarstone Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

The proposal would grant to each of Mr. Eric Swenden, Mr. Ofer Tsimchi, Ms. Alla Felder, Dr. Shmuel Cabilly and Dr. Kenneth Reed RSUs with respect to 10,000 ADSs of the Company. The RSUs would vest annually over two (2) years in equal parts. First vesting (i) to each of Mr. Eric Swenden, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly would be as of January 20, 2023, and (ii) as to Dr. Kenneth Reed would be as of May 12, 2023, and the RSUs will become fully vested, in accordance with the terms of the grant, (i) to each of Mr. Eric Swenden, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly on January 20, 2024, and (ii) to Dr. Kenneth Reed on May 12, 2024.

 The equity grants and related terms would be in accordance with the Company's Amended and Restated Award Plan (2010), as amended. The proposed equity grant to each of the directors represents 0.02% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs with respect to 10,000 ADSs of the Company to each of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE RSUs GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 6

GRANT OF RSUs OF THE COMPANY TO MR. DROR BEN-ASHER

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the Chairman of the Board of Directors since its incorporation. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grant of RSUs with respect to 45,000 ADSs is appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

The RSUs would vest annually over two (2) years in equal parts. The first vesting would be as of January 20, 2023, and the RSUs would become fully vested, in accordance with the terms of the grant, on January 20, 2024.

The equity grant would be in accordance with the Plan, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.08% of the total outstanding equity of the Company on a fully diluted basis, as of the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as to incentivize Mr. Ben-Asher to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs with respect to 45,000 ADSs of the Company to Mr. Dror Ben-Asher.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF GRANT OF RSUs TO MR. DROR BEN-ASHER.

PROPOSAL NO. 7

GRANT OF RSUs OF THE COMPANY TO MR. RICK D. SCRUGGS

The Companies Law requires that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

Mr. Rick D. Scruggs has served as a director of the Company since January 1, 2016. On February 25, 2019, the Board of Directors approved the appointment of Mr. Scruggs, effective as of January 1, 2019, as the Chief Operations Officer, U.S. Operations of the Company's wholly-owned U.S. subsidiary, RedHill Biopharma Inc. and is currently its Chief Commercial Officer. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

The Company's Board of Directors and Compensation Committee approved and recommended that the Company’s shareholders to approve the grant of RSUs with respect to 45,000 ADSs of the Company to Mr. Scruggs.

The RSUs would vest annually over two (2) years in equal parts. The first vesting would be as of May 12, 2023, and the RSUs would become fully vested, in accordance with the terms of the grant, on May 12, 2024.

The equity grants and related terms would be in accordance with the Plan. The proposed equity grant to Mr. Scruggs represented 0.08% of the total outstanding equity of the Company on a fully diluted basis on the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company as well as to incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs with respect to 45,000 ADSs of the Company to Mr. Rick D. Scruggs.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF GRANT OF RSUs TO MR. RICK D. SCRUGGS.

PROPOSAL NO. 8

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 8,000,000, consisting of (i) 794,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. As of March 31, 2022, the Company had approximately 182,578,826 Ordinary Shares (the equivalent of 18,257,883 ADSs) available for future issuance after taking into account the shares available for issuance under existing options and RSUs (consisting of approximately 10.5% of its current authorized share capital).

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 8,000,000 such that the authorized share capital shall be NIS 16,000,000, consisting of (i) 1,594,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 159,400,000 ADSs), and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. The Board of Directors believes that, in light of the overall decrease in the market price of securities of biotechnology companies in the U.S., the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company's business, to execute potential acquisitions, or to make future grants under the Company's Amended and Restated Award Plan (2010), as amended.

Upon approval by shareholders, the first sentence of section 7.1 of the Company’s Articles of Association  shall be amended to read as follows: “The Company's registered share capital is NIS 16,000,000, divided into (i) 1,594,000,000 registered ordinary shares of NIS 0.01 par value each (hereinafter: "share", "ordinary share", "shares" or "ordinary shares", as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares").”

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company from NIS 8,000,000, consisting of (i) 794,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share, to NIS 16,000,000, consisting of (i) 1,594,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors

Dror Ben-Asher
Chairman of the Board of Directors
Dated: April 5, 2022

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 2

Appendix B

RedHill Biopharma Ltd.
(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

~~As last amended~~Proposed amendments to the Compensation Policy last approved by the Company's ~~Shareholders~~shareholders on July 26, 2021.
1.         Definitions

"Board of Directors" or “Board”	-	The Company's board of directors;
"Committee" or "Compensation Committee"	-	The Company's compensation committee;
"Company"	-	RedHill Biopharma Ltd.;
"Companies Law"	-	The Companies Law, 1999, Israel;
"Securities Law"	-	The Securities Law, 1968, Israel;
"Retirement Bonus"	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
"Officer"	-	As defined in the Companies Law;
"Stock Option Plan"	-
Amended and Restated Award Plan (2010), as it may be amended from time to time, or such other equity incentive plan, including an employee stock purchase plan, adopted by the Company from time to time;

“Base Salary”	-	A fixed amount paid by the Company to its Officers in return for work performed. Base salary does not include benefits, bonuses or any other potential compensation;
"Cost"	-	Cost to the employing entity.

2.         Overview

The principles of the Compensation Policy were set forth in accordance with the requirements of the Companies Law and after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and organizational strategy. Part of the rationale is that the Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

The Compensation Policy considers, inter alia, the Company's risk management parameters, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing shareholders value, taking into account the scope and reach of the Officer's role.

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biopharmaceutical sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and American Depository Shares (“ADS”) are then listed or traded, as well as other criteria.

The compensation principles, targets and benchmarks are derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board of Directors from time to time.

In the process of drafting this Policy, the Board and the Compensation Committee have examined the ratio between employer cost (as defined in the Companies Law) associated with the engagement of the Officer and the average and median employer cost associated with the engagement of the other employees of the Company (the "Ratio"). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in the Company.

Compensation Policy components will include each of the following:

a.	Base Salary;

b.	Benefits;

c.	Cash bonuses;

d.	Equity based compensation;

e.	Retirement and termination of service arrangements; and

f.	Exemption, Indemnification and Insurance.

While the Company's employment agreements and/or consulting agreements may be in ~~NIS or in USD~~,various currencies the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This Policy applies to both male and female Officers.

This Policy aims to balance the mix of "Fixed Component" (comprised of Base Salary and benefits) and "Variable Component" (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Officers to meet the Company's short and long term goals, while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Component of each Officer shall not exceed 80% of the total compensation package of such Officer on an annual basis. The Compensation Committee and Board believe that such ratio expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

3.         Officers' areas of responsibility, education and experience

The compensation package to the Officers is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Officer.

4.         Base Salary and Benefits

4.1.	Position: Chairman of the Board of Directors (the “Chairman”)

4.1.1.
The annual Base Salary of the Chairman, consisting of a fixed annual payment and additional fixed payment per meeting, shall not exceed two times the annual Base Salary of other Board members. If the Chairman is also an Officer, no additional compensation will be payable to the Chairman for his role as Chairman.

4.1.2.
The Chairman will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Company CEO

4.2.1.
The annual Base Salary for the Company CEO shall be up to USD 750,000 for a full time position. Such amount may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

4.2.2.
The Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company's policy.

The following benefits will be granted to the CEO in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund with reference to the Company's practice and common market practice;

•
Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•
Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

The Company may offer additional benefits to the CEO, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

A non-Israeli CEO may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed.

4.3.	Position: Officers (other than Board member or CEO)

4.3.1.	The annual Base Salary for each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) shall not exceed 90% of the annual Base Salary for the CEO.

4.3.2.
In addition, each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The following benefits may be granted to Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the Company's practice and common market practice;

•
Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•
Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

The Company may offer additional benefits to the Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

4.4.	Position: Board member

4.4.1.	The following benefits may be provided as compensation to Redhill's Board members:

4.4.1.1.
All RedHill's Board members, excluding the chairman of the Board may be entitled to an annual cash fee retainer of up to USD 50,000, RedHill committee membership annual cash fee retainer of up to USD 15,000, and committee chairperson annual cash fee retainer of up to USD 20,000 (not to be paid both as committee member and chairperson).

4.4.1.2.
The fair market value of equity-based compensation awarded to each non-management director in a given year, as calculated at grant date, shall not exceed 400% of the annual cash fee retainer of such director, as the case may be.

4.4.1.3.
The compensation of the Company’s external directors, if any, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

4.4.1.4.	It is hereby clarified that the compensation (and limitations) stated under Section 4.4.1. will not apply to directors who serve as Officers.

4.4.2.
Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies.

4.5.
According to section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require compensation committee approval, as stated in section 272(C) to the Companies Law. For these purposes, a change shall be considered to be non-material so long as the change in the compensation does not exceed 15% of the fixed compensation and has been approved by the CEO, and all within the framework of the Policy.

4.6.
Signing Bonus

At the Compensation Committee’s and Board’s discretion, the Company may grant a signing bonus to a newly recruited Officer. The signing bonus shall not exceed six (6) monthly Base Salaries of such Officer.

4.7.	Work overseas

4.7.1.
~~The~~Notwithstanding the provisions of Sections 4.2.1 and 4.3.1, the maximum Base Salary for an Officer who works in the US may exceed the maximum Base Salary for the Officer pursuant to this Policy, by up to 50%.

4.7.2.
Conditioned only upon continued employment with the Company, the Company may reimburse an Officer for his actual reasonable relocation expenses when relocating, outside or inside the US, and when returning.

4.7.3.
Conditioned only upon continued employment with the Company, the Company may grant a one-time relocation bonus of up to six (6) monthly Base Salaries to an Officer, when relocating, outside or inside the US.

5.          Cash Bonuses

5.1.	Annual bonus The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.
The payment of annual bonuses for any particular fiscal year shall be subject to the satisfaction (in addition to the satisfaction of the applicable objectives set forth below in Section 5.1.2 below) of one or more of the following criteria:

5.1.1.1.	For the Company to recognize minimum revenues of US $80 million in the relevant year;

5.1.1.2.	For the Company to reduce its negative cash from operations to less than $25 million per annum;

5.1.1.3.	A market cap of at least USD 300 million;

5.1.1.4.	Increase in the share price of 15% or more in the relevant fiscal year;

5.1.1.5.	A significant positive event in the Company’s business, affecting the Company’s overall positioning and prospect in the medium or the long term.

5.1.2.
The annual bonus to the Chairman and the CEO will be based on measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to the development of clinical trials, significant progress of pipeline products, operational and financial targets achieved, significant business development progress and any additional significant objectives determined by the Board.

5.1.3.
In addition, the Company may grant the CEO a bonus of up to three (3) monthly Base Salaries or up to 25% of the total variable compensation, at the sole discretion of the Compensation Committee and Board, based on the CEO's contribution to the Company.

5.1.4.
The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion of the Compensation Committee and the Board, provided that they do not exceed the ceiling specified in Section 5.4 below.

5.2.
Special Annual Bonus

In addition to the Annual Bonus, each Officer of the Company may be awarded once a year a special annual bonus (the "Special Annual Bonus") regardless of a specified target and regardless of a bonus plan. Such Special Annual Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO's recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of rights, achievement of major corporate goal in R&D or in commercial operations, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Annual Bonus shall not exceed three (3) monthly Base Salaries for each Officer of the Company, except for the CEO as provided in Section 5.1.3 above.

5.3.
Bonus calculation upon termination of employment: Should the employment or service of the Officer terminate prior to the end of a fiscal year, the Company may pay the Officer the pro rata share of that fiscal year’s bonus, based on the period such Officer was employed by the Company or has served in the Company.

5.4.	Maximum bonus: the combined Annual Bonus and Special Annual Bonus amount shall not exceed 200% of the Officer’s annual Base Salary.

5.5.
The Company's Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board of Directors, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.6.	Compensation Recovery ("Clawback"):

5.6.1.
In the event of an accounting restatement, the Company shall be entitled to recover from its Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by the Company prior to the third anniversary of fiscal year end of the restated financial statements.

5.6.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Officer.

5.6.3.	Nothing in this Section limits the Company's obligation to comply with any "Clawback" or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable securities laws.

6.         Equity-Based Compensation

6.1.
The Compensation Committee and the Board shall review from time to time the overall equity-based grant for all Officers. When doing so, the Compensation Committee and the Board shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Officers.

6.2.	The equity-based compensation offered by the Company may be in the form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the Stock Option Plan.

6.3.
Subject to any applicable law and at the Compensation Committee and the Board’s discretion, as applicable, the Company may determine the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

6.4.
The fair market value of equity-based compensation awarded to each Officer not serving as a director in a given year, as calculated at grant date, shall not exceed 200% of the annual Base Salary ~~or annual cash fee retainer~~ of such Officer, as the case may be.

6.5.
The exercise price for each option shall be no ~~lessr~~less than the closing Company share price on Nasdaq on the date of the approval of the award by the Board of Directors (or in the case of grants to Officers who are subject to U.S. taxation and which require shareholder approval, on the date of approval by the shareholders of the Company).

6.6.	All other terms of the equity awards shall be in accordance with the Stock Option Plan and other related practices and policies.

6.7.
Subject to the terms of the Stock Option Plan, the Compensation Committee and Board of Directors shall not reduce the amount of unexercised options of an Officer, nor will they limit the exercise value of such unexercised options.

7.         Retirement and Termination of Service Arrangements

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period:

-	The Company may give an Officer a notice period of up to twelve (12) months.

-	The Company may waive the Officer's services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination.

-	During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.
Non-compete bonus: the Company may grant an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two (2) monthly Base Salaries for each three (3) months of non-compete period and shall not exceed a total of twelve (12) monthly Base Salaries.

7.4.
Retirement bonus: the Company may grant an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed twelve (12) monthly Base Salaries for Officers that engaged with the Company for over three (3) years and six (6) monthly Base Salaries for an Officer that was engaged with the Company for less than three (3) years, except in the case of termination of employment upon "change of control" in which case the limitations of Section 7.5 shall apply.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

7.5.
Creation/Change of Control: the Company may grant an Officers a bonus upon a "change of control" (as defined in a plan approved by the Compensation Committee and the Board) upon such conditions determined by the Compensation Committee and the Board. The bonus shall not exceed twelve (12) monthly Base Salaries for each Officer who served the Company for over three (3) years and six (6) monthly Base Salaries for each Officer who served in the Company for less than three (3) years.

The Company may also grant the CEO a bonus upon a "change of control" upon such conditions determined by the Compensation Committee and the Board. The bonus to the CEO shall not exceed eighteen (18) monthly Base Salaries.

8.         Exemption, Indemnification and Insurance

8.1.
Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; and (b) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.2.
Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; and (c) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.3.
Waiver of liability: the Company may, subject to statutory provisions, waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by his action and pursuant to his position as an Officer.

8.4.
Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and its subsidiaries thereof, all subject to the letter of indemnification, as approved by the Company's shareholders from time to time and in accordance with the Company's Articles of Association.

8.5.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

9.         Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer, mutatis mutandis.

10.       Miscellaneous

10.1.
The identity of the Officers is subject to the discretion of the Company's CEO. Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

10.2.	This Policy shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

10.3.
Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

10.4.
For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Policy.

10.5.
Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

10.6.
As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

10.7.
The Board of Directors shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

10.8.
Any change in compensation of an Officer related to his or her fixed component that will change the composition of the compensation without affecting the total employer cost to the Company will not require approval of the compensation committee nor the Board of Directors, if it is approved by the CEO or the CFO of the Company and provided that such changed compensation is otherwise in accordance with the terms of the Compensation Policy.

*          *          *          *          *

Appendix C

This Letter of Exemption and Indemnification is an unofficial translation of a Letter of Exemption and Indemnification in Hebrew adopted by the Company.

RedHill Biopharma Ltd.

Public Co. Reg. No. 51-430400-5

 21 Ha’arba’a Street, Tel Aviv, Israel

Telephone: 972-3-5413131; Fax:  972-3-5413144

To Mr/Ms.

Dear Sir;

Letter of Exemption and Indemnification

Whereas
in accordance with its articles of association, the Company may exempt, in advance, an officer therein from all or any of his liability for damage due to a breach of the duty of care vis-à-vis the Company and to indemnify him in advance and/or retroactively, for any liability or expense as provided in the articles of association, imposed on him or incurred by him, due to any act performed by him by virtue of his being an officer in the Company; and

Whereas
on January 16, 2011, the Company's Board of Directors, after having obtained the approval of the Company's audit committee to that effect, resolved to approve the Company's undertaking to exempt and indemnify officers in the Company, in accordance with the Companies Law, 5759 - 1999, the Company's Articles Of Association and the terms of exemption and indemnification set forth in this Letter; and

Whereas	on January 27, 2011, the Company's general meeting also approved the said resolution of the board of directors in connection with directors in the Company; and

Whereas	on February 15, 2012, the Company's general meeting approved the amendment of the Letter of Exemption and Indemnification; and

Whereas
on July 31, 2013 and July 26, 2021, the Company's general meeting approved additional amendments of the Letter of Exemption and Indemnification to reflect increases in the Maximum Indemnity Amount; and

Chapter One: Interpretation

1.	Definitions

In this Letter of Exemption and Indemnification, each of the terms below will have the meaning set out opposite it, unless expressly stated otherwise.

“Means of control"	-	As defined in the Companies Law;
"Financial liability in lieu of criminal proceedings"	-
Financial liability imposed by law in lieu of criminal proceedings, including an administrative penalty under the Administrative Offences Law, 5746 – 1985, penalty for an offence defined as a penalty offence under the provisions of the Criminal Procedure Law, financial sanction or forfeit;

“Companies Law”	-	The Companies Law, 5759 -1999;
The “Securities Law”	-	The Securities Law, 5728 – 1968;
The "Criminal Procedure Law"	-	The Criminal Procedure Law [Combined Version], 5742 – 1982;
"Administrative Proceeding"	-
A proceeding pursuant to Chapter H3 (Imposing Monetary Sanction by the ISA), H4 (Imposing Administrative Enforcement Measures by the Administrative Enforcement Committee) and/or I1 (Conditioned Arrangement for Avoidance of Taking Action of for Stopping Action) of the Securities Law, as amended from time to time

"Distribution"	-	As defined in the Companies Law;
“This Letter”	-	This Letter of Exemption and Indemnification, including the addendum hereto, constituting an inseparable part hereof;
"Termination of proceeding without the filing of an indictment in a case in which a criminal investigation was instituted"	-	Closing the case pursuant to Section 62 of the Criminal Procedure Law, or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law;
"Act" or "Act in the capacity of officer"	-
A legal act, through any act or omission, of an officer in the capacity of an officer in the Company and/or as an officer and/or employee and/or observer at meetings of competent organs of a corporation in which the Company holds, directly or indirectly, the means of control (a "Related Corporation"), including such act which took place prior to the entry into force of this Letter of Exemption and Indemnification;

"Third Party"	-	Any person who is not the Company and/or one of the shareholders of the Company and/or anyone acting on their behalf.

2.	Interpretation

2.1	The Preamble to this Letter of Exemption and Indemnification constitutes an inseparable part hereof.

2.2	The section headings in this Letter of Exemption and Indemnification are for convenience only and shall not be used for the purpose of the interpretation hereof.

2.3	Words and terms defined in the singular will also include the plural and vice versa; words in the masculine gender will also include the feminine gender and vice versa.

2.4
To the extent not expressly defined in this Letter, the terms herein will be interpreted in accordance with the Companies Law and, where there is no definition in the Companies Law – in accordance with the Securities Law.

2.5
The Company’s undertakings pursuant to this Letter shall be interpreted broadly, in a manner intended to fulfill them, to the maximum extent permitted under law, for the purpose for which they were designed

2.6
In the event of a conflict between any provision in this Letter and a provision of the law that cannot be contracted out of, and which may not be revised or supplemented, such provision of the law shall prevail, but same shall not prejudice or derogate from the force of the other provisions in this Letter. Furthermore, should it be determined that any provision in this Letter is unenforceable and/or lacks legal validity on any ground whatsoever, same shall not prejudice or derogate from the force of the other provisions in this Letter.

Chapter Two: Exemption

3.	Exemption in Advance

Subject to the provisions of any law, the Company hereby exempts you in advance from any liability for any damage incurred by it, either directly or indirectly, due to the breach of your duty of care vis-à-vis the Company, by your acts in your capacity as an officer.

Without limitation to the generality of the foregoing, it is hereby clarified that so long as same is not permitted under law, the Company does not exempt you in advance from your liability to the Company for a breach of the duty of care upon Distribution, to the extent applicable to you, if any.

4.	Exemption in Advance and Indemnification Have No Bearing on Each Other

Nothing in the Company's undertaking to exempt you in advance (as set forth in section 3 above) will derogate from the Company's undertaking to indemnify you in accordance with this Letter.

5.	Retroactive Exemption

To the extent permitted by any law, the Company exempts you from any liability for any damage incurred by it, either directly or indirectly, due to the breach of your duty of care vis-à-vis the Company, by your acts in your capacity as an officer prior to the entry into force of this Letter of Exemption and Indemnification.

Chapter Three: Indemnification

6.	Indemnification in Advance - General

6.1
Subject to the provisions of any law, the Company hereby undertakes to indemnify you in advance for any liability or expense as set forth in section 7 below, imposed on you or incurred by you in connection with acts performed by you in the capacity of an officer in the Company, to the extent that the liability or expense has not been actually paid by virtue of an insurance policy or by virtue of indemnification on behalf of a third party, provided that the Maximum Indemnity Amount will not exceed the amount set forth in subsection 8.1 below.

6.2
Subject to the provisions of subsection 8.3 of this Letter below, it is hereby clarified that nothing in the Company's undertaking to indemnify you in advance as set forth in subsection 6.1 of this Letter above, shall derogate from your right to receive, directly or via the Company, payments by virtue of an insurance policy or by virtue of indemnity on behalf of a third party, to the extent that you are entitled to such payments for any liability or expense as set forth in section 7 of this Letter below.

The Company's undertaking to indemnify you in advance as set forth in subsection 6.1 above, is conditioned on the fact that you have adopted all reasonable measures to receive payments by virtue of an insurance policy or by virtue of an indemnity undertaking and insurance by a Related Corporation in connection with your capacity as an officer in such corporation, if and to the extent that you are entitled to such payments, and they can be claimed under the circumstances of the case.

To remove any doubts, it should be clarified that the Company's undertaking to indemnify you will only apply with respect to the balance of your liabilities following the full utilization of your rights for insurance and indemnification in a Related Corporation in connection with your office in a Related Corporation and following the utilization in full of your rights for officers' insurance of the Company.

6.3
In the event that you have incurred excess insurance to receive payments pursuant to an insurance policy, the Company's undertaking to indemnify you in advance as set forth in subsection 6.1 of this Letter above shall also apply with respect to the amount of the self participation charged in accordance with the insurance policy.

7.	Liabilities or Expenses to which the Indemnity Applies in Advance

The Company's undertaking to indemnify you in advance, as set forth in section 6 above, will apply due to any liability, payment or expense imposed on or incurred by you, as follows:

7.1
A financial liability imposed on you in favor of another person pursuant to a judgment, including a compromise judgment or an arbitrator's award, approved by the Court, due to acts performed by you in the capacity of an officer, and which pertain, directly or indirectly, to one or more of the events set forth in the addendum to this Letter (the "Addendum"), which, at the discretion of the Company's Board Of Directors, are anticipated in light of the Company's actual activity at the time of the issuance of the advance indemnity undertaking;

7.2
Reasonable litigation costs, including lawyer’s fee, incurred by you pursuant to any investigation or proceeding conducted against you by any authority competent to conduct an investigation or proceeding, at the end of which, no indictment is filed against you and no financial liability is levied on you in lieu of criminal proceedings, or at the end of which, no indictment is filed against you but a financial liability is levied in lieu of criminal proceedings, in an offense not requiring proof of mens rea or in connection with a monetary sanction;

7.3
Reasonable litigation costs, including attorney's fees, incurred by you or with which you are charged by a Court, in a proceeding to be instituted against you by the Company or on its behalf or by another person, or in a criminal indictment from which you are acquitted, or in a criminal indictment in which you are convicted of an offense which does not require proof of mens rea.

7.4	A monetary liability imposed on you due to a payment for the party harmed by the breach in an Administrative Proceeding, as aforesaid in Section 52(54)(a)(1)(a) of the Securities Law.

7.5	Expenses incurred by you in connection with an Administrative Proceeding conducted in your matter, including reasonable litigation expenses, including legal fees.

7.6	Any liability or other expense which upon them the indemnification to an officer according to the law is allowed.

8.	Amount of the Advance Indemnity

8.1
The amounts to be paid by the Company to all officers, in the aggregate, in any calendar year, in accordance with all letters of exemption and indemnification issued and/or to be issued to them by the Company for financial liabilities and reasonable litigation costs as set forth in subsection 7.1 above, will not exceed the higher of 25% (twenty five percent) of the Company's consolidated shareholders' equity as is in accordance with the Company's most recent consolidated annual financial statements, that existed as of the actual date of payment for the indemnification, or USD 10,000,000 (Ten million US Dollars) ("Maximum Indemnity Amount"). It should be clarified that the Company's Board Of Directors has determined that the Maximum Indemnity Amount, as defined in this Letter above, is reasonable under the circumstances.

~~8.2~~
~~If and to the extent that the total sum of all amounts which the Company is required to pay on any date, plus the sum of all amounts paid by the Company by such date, for financial liabilities and reasonable litigation costs as set forth in subsection 7.1 above, in accordance with all letters of exemption and indemnification issued and/or to be issued to all officers in the aggregate, exceeds the Maximum Indemnity Amount, the Maximum Indemnity Amount or the balance thereof, as the case may be, will be distributed among the officers entitled to such amounts in connection with demands submitted to the Company pursuant to the indemnity letters and which have not been paid to them before such date, so that the amount actually received by each of the said officers, will be calculated in the ratio of the amount payable to each of the officers from the sum payable to all the said officers in the aggregate, on such date, in connection with such demands.  Should it turn out on a subsequent date, that amounts which the Company was required to pay become available, either in light of the contents of Section 10 below or due to the settlement of claims against officers without having to pay therefor all or any part of the amounts claimed by any officer, the balance of the amount for indemnification will increase by the amount of the sums becoming available, and all officers who have only received their pro rata share as aforesaid, will be entitled to their proportionate share, pro rata, out of the amounts that become available.~~

~~In order to clarify the calculation method detailed in this subsection 8.2, the following example is provided: assume that compensation payments were ruled against Officer A for the sum of $100. These payments are recoupable, and thus Officer A demands indemnification from the Company for these payments. Assume further that the maximum indemnification sum is 25% (twenty-five percent) from Company's consolidated shareholders' equity, which was set according to the last consolidated annual financial statements, that existed as of the actual date of payment for the indemnification, is $1,000. Therefore, the maximum indemnification sum is, as of the payment date of $100 to Officer A, is $250. Therefore, after payment for the indemnification or Officer A, and until the new consolidated annual financial statements, law suits are filed against Officers B, C and D, who demand repayment of $100, $200 and $300 – respectively. In such a case, since the latest claimed indemnification sum ($600) is higher than the balance maximum indemnification sum ($150), the balance shall be divided pro rata between the Officers as follows: Officer B shall receive 150*100/600, Officer C shall receive 150*200/600 and Officer D shall receive 150*300/600. In case after the specified above, and before the Company updates its consolidated annual financial statements the Company will learn that Officer A was not entitled to the Indemnification, the sum of $100 will become available and return to the general indemnification sum. The returned sum ($100) shall be divided pro rata between the Officers as follows: Officer B shall receive a further payment of 100*100/600, Officer C shall receive a further payment of 100*200/600 and Officer D shall receive a further payment of 100*300/600.~~

8.2
If the Maximum Indemnity Amount is insufficient to cover all the indemnity amounts payable with respect to all persons with respect to whom the Company undertook to indemnify under agreements substantially in the form of this Agreement (the "Indemnifiable Persons"), then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons.

8.3
The indemnity amount paid to you by the Company, together with the amounts paid to you pursuant to an insurance policy and/or in accordance with an indemnity undertaking by any third party whatsoever, will in no event exceed the amount of the financial liability and/or the expenses as set forth in Section 7 above, which you have incurred or with which you have been charged. For this purpose, the amounts of the excess insurance in accordance with an insurance policy, if such have been prescribed, will be deemed to be amounts not actually paid to you. Should the Company pay to you or in your place, amounts that you are entitled to receive in accordance with an insurance policy and/or an indemnity undertaking by any third party whatsoever, then you will assign to the Company your rights to receive the amounts in accordance with the insurance policy or the indemnity undertaking by any third party, to the extent that there is no impediment to the assignment of such rights, and you will authorize the Company to collect these amounts on your behalf, where required for the fulfillment of the provisions of this section, and, at the Company's request, you will sign any document for the purpose of assigning your rights and authorizing the Company to effect such collection.  In the event that you have collected the aforesaid amounts directly from an insurance company or from any third party whatsoever, these amounts will be returned by you to the Company in accordance with the provisions of Section 10 below.

9.	Realization of Advance indemnification

In any event in respect of which you are likely to be prima facie entitled to indemnity pursuant to this Letter, you and the Company will act as follows:

9.1
Subject to any law, you will give notice to the Company of any legal and/or administrative proceeding, investigation or proceeding by a competent authority instituted against you, and of any concern or threat that such proceeding or investigation will be instituted against you (in this section 9 and section 10.1 hereunder: "Proceeding"), with due expedition after you have first learned about it and not later than by the end of three (3) days after you first learned of it and on such date as will allow you and the Company a reasonable time to submit a response to such Proceeding, as required under law, and you will transfer to the Company or to anyone designated by it, without delay, a copy of any document relating to the Proceeding delivered to you by the initiator of the Proceeding (in this section: "Duty to Give Notice and Deliver Documents"). Subject to any law, in the event that the Company learns of such a Proceeding, the Duty to Give Notice and Deliver Documents will apply to the Company vis-à-vis you, mutatis mutandis.

It should be clarified that if you breach the Duty to Give Notice and Deliver Documents, this will not release the Company from its undertaking in accordance with this Exemption Letter, unless the breach committed by you as aforesaid, will have a material adverse effect on the Company's rights and/or its ability to defend in its name (in the event that the Company is also a party to the same Proceeding) and/or in your name against the Proceeding.

9.2
The Company will be entitled to assume the handling of your legal defense within the ambit of the same Proceeding and/or transfer such handling to a reputable attorney experienced in the relevant field, which the Company will select to this end, and who will act and will owe a fiduciary duty to you and to the Company.  The Company will be entitled to appoint an attorney as aforesaid provided you give your prior approval, in writing, to the identity of the attorney. However, you will not unreasonably withhold such approval, including due to circumstances where, at your reasonable discretion, concern of a conflict of interests exists between your defense and the Company's defense or that of another officer. In the event of concern of a conflict of interests as aforesaid, a separate attorney will be appointed for you, who will be acceptable to you, in order to protect your personal affairs, provided that such appointment is approved, in advance and in writing, by the Company.  Subject to that stated heretofore and hereinafter, the Company and/or any such attorney will be entitled to act within the ambit of such handling of the Proceeding at their exclusive discretion subject to ongoing reporting to you and consultation with you from time to time.

The Company and/or such attorney will be entitled to terminate the Proceeding.  However, the Company and/or the attorney will not agree to enter into a settlement in consequence of which you will be convicted of a criminal offense or required to pay an amount for which you would not be indemnified under this Indemnification Letter and would also not be paid to you pursuant to any insurance purchased by the Company or within the framework of any indemnity by a third party, other than with your prior written approval. The Company will not agree to decide the dispute by way of mediation or arbitration without first obtaining your prior written approval. However, you will not unreasonably withhold your approval as aforesaid.

At the Company’s request, you will sign any document empowering the Company and/or any attorney as aforesaid, to handle your defense within such Proceeding on your behalf and to represent you in any matter pertaining thereto, as aforesaid.

9.3
You will collaborate with the Company and/or with any attorney as aforesaid and/or with any insurer in any reasonable manner as may be required of you by any of them as part of their handling in connection with such Proceeding, including the investment of all time required for dealing with the Proceeding, compliance with the provisions of the insurance policy, execution or delivery of applications, affidavits, powers of attorney and any other document, provided that the Company ensures the full coverage of all expenses relating thereto, in such manner as will not require you to pay or finance them in person, and all subject to the provisions of Sections 7 and 8 above.

9.4
The Company will not be obligated to indemnify you for any amount with which you are charged in the wake of a settlement arrangement, mediation or arbitration or in the event that, within the ambit of a criminal indictment, you confess to an offense not requiring proof of mens rea, unless the Company's approval has been given in advance and in writing for the settlement arrangement or the holding of such mediation proceeding or such arbitration or for your confession to such charge, as the case may be. It should be noted that the Company will not unreasonably withhold its approval as aforesaid.

9.5
Irrespective of whether or not the Company exercises its right under subsection 9.2 above, the Company will attend to the full coverage of all the litigation costs referred to in subsections 7.2, 7.3, 7.5 and 7.6  above, and, within this context, will also provide securities and/or sureties which it is charged to provide pursuant to an interim decision of a court or an arbitrator, including for the purpose of substituting attachments imposed on your assets, and will pay such costs so that you will not be required to pay or finance them in person, and all subject to the provisions of Section 7 above.

Subject to subsection 10.1 below, amounts paid by the Company as aforesaid will be credited as an advance payment on account of the indemnity amount to which you will be entitled under this Indemnification Letter.

9.6
Upon your request to effect a payment with respect to any event pursuant to this Indemnification Letter, the Company will adopt all measures required under law for the payment thereof and will act to procure any approval required to this end, if any. In the event that any approval whatsoever as aforesaid is required for such payment, and where such payment is not approved on any ground whatsoever, such payment or any part thereof which is not approved as aforesaid shall be subject to the court's approval (where relevant), and the Company will act to obtain same immediately, and will bear all costs and payments required to obtain same as aforesaid.

9.7
You may contact the Company secretary at any time, and receive information as to the balance of the Maximum Indemnification Amount, as at the date of such application, that has not yet been settled by virtue of the indemnification letters, as defined in subsection 8.2 above.

10	Refund of Amount Paid by virtue of the Advance Indemnity Undertaking

10.1
In the event that the Company has paid to you or on your behalf any amounts whatsoever under this Indemnification Letter, including amounts in accordance with subsection 9.5 above, and where subsequently it transpires that you are not entitled to indemnification from the Company for such amounts, these amounts will be deemed as a loan extended to you by the Company, which will bear interest at the minimum rate prescribed in accordance with subsection 3(i) of the Income Tax Ordinance, or any other law superseding same, as applicable from time to time, and which does not constitute a benefit with respect to your chargeable income (hereinafter in this subsection: the "Loan") . In such event you will repay the loan within three years from the date it became clear that the beneficiary is not entitled to indemnification from the company. and in accordance with such payments schedule as determined by the Company, with the approval of the Company's competent organs.

It should be clarified that in the event that the Company has paid litigation costs to you or on your behalf, including lawyer's fee, in connection with any investigation or proceeding conducted against you by a competent authority or in connection with a criminal proceeding instituted against you, such amounts will be deemed as a loan extended to you by the Company, under such terms as are set forth in this section.  If and where it transpires that the Company may, by law, indemnify you for such amounts, these amounts will become indemnity amounts which have been paid to you by the Company pursuant to this Indemnification Letter, you will not be required to refund same to the Company, the interest thereon will be written off and the Company will bear the tax payments applicable to you in consequence thereof, if any.

10.2
It is clarified that amounts awarded in your favor within the framework of a legal proceeding, settlement, mediation or arbitration arrangement, in connection with any liability or expense paid to you or on your behalf theretofore by the Company in accordance with the Indemnification Letter, will be refunded by you to the Company upon receipt thereof.  In the event that such amounts were awarded in your favor and you have not yet received them, you will assign your rights to receive such amounts to the Company and/or authorize the Company to collect such amounts on your behalf.

11	Retroactive Indemnification

Subject to the provisions of the Company's Articles Of Association and to the resolution of the Company's competent organs, nothing in the foregoing in this Letter shall derogate from the Company's right to indemnify you retroactively.

Chapter Four: General Provisions

12	Exemption and Indemnification Exclusion

The Company does not exempt you in advance and will not indemnify you for any of the following:

12.1
Breach of fiduciary duty, other than in connection with indemnification, provided that you acted in good faith and had reasonable grounds to assume that your act would not adversely affect the best interests of the Company and/or a Related Corporation;

12.2	Breach of a duty of care committed intentionally or recklessly, other than if committed only by negligence;

12.3	A deliberate act to generate personal profit unlawfully;

12.4
Any fine, civil fine or ransom imposed upon you, provided that such fine or ransom have not been imposed pursuant to the conviction for a crime which does not require proof of criminal intent, or for a financial sanction levied on you.

13	Application subsequent to Termination of Office

The Company's obligations under this Letter of Exemption and Indemnification will be available to you and/or to your estate and/or to alternate directors duly appointed by you, without a time limitation, as well as subsequent to the termination of your capacity as officer in the Company and/or in a Related Corporation, as the case may be, provided that the acts forming the subject of this Letter of Exemption and Indemnification were committed in the course of your capacity as an officer in the Company and/or in a Related Corporation, as the case may be.

14	No Assignment

To remove any doubts, it should be clarified that this Letter may not be assigned. Notwithstanding the foregoing, in the event of your demise (G-d forbid), this Letter shall apply to you and to your estate.

15	Letter not in favor of Third Party

To remove any doubts, it should be clarified that this Letter will not be interpreted as intending to grant any right or benefit to any third party whatsoever, including any insurer.

16	Cancellation, Revision, Waiver and Refraining from Action

16.1
Nothing in this Letter of Exemption and Indemnification shall prejudice or derogate from future resolutions of the Company as to the grant of advance exemption and/or advance or retroactive indemnification in connection with any matter subject to any law, and same shall not compel the Company to grant you additional exemption and/or indemnification beyond that stated in this Letter of Exemption and Indemnification.

16.2
The Company will be entitled, at its exclusive discretion and at any time, to cancel its exemption and/or indemnification undertaking pursuant to this Letter, or to reduce the Maximum Indemnification Amount hereunder, or limit the events to which the indemnification applies, either in respect of all officers or in respect of only part of them, to the extent that such cancellation or revision refers to events taking place following the date of the cancellation or revision, provided you have been given a prior notice of its intention as aforesaid, in writing, not less than 30 days prior to the date on which its resolution takes effect. To remove any doubts, it is hereby clarified that any such resolution, likely to adversely affect the terms of or to revoke this Letter, will not have any retroactive applicability of any nature whatsoever and this Letter, prior to the revision or cancellation hereof, as the case may be, will continue to apply and be valid in all respects in connection with any event which occurred prior to the revision or the cancellation, even where the proceeding in connection therewith was instituted against the officer subsequent to the revision or cancellation of this Letter. In any other event, this Letter may not be revised unless signed by the Company and by you.

16.3
In the event that, in the future, the relevant law is modified so as to allow the Company to extend the scope of the exemption which it may grant an officer from his liability for breach of the duty of care and/or allowing the Company to extend its undertaking to indemnify an officer, then such modification will also be deemed to apply to you by law, and this Letter of Exemption and Indemnification will be deemed to have been modified so as to include such modification.

16.4
A delay, postponement, grant of extension or failure on your part or on the part of the Company to exercise or enforce any of the rights in accordance with this Letter, will not be deemed as a waiver or impediment, on your part or on the part of the Company, of the exercise of the rights under this Letter and pursuant to any law in the future, and will not prevent you or the Company from instituting all legal and other measures required to exercise such rights.

17	Law and Jurisdiction

Israeli Law shall exclusively apply to this Letter, and to any dispute arising with respect to this Letter. The exclusive jurisdiction in respect of everything related to and arising from this Letter, including with respect to its validity, breach and interpretation hereof, will vest in the competent courts in the district of Tel – Aviv only.

18	Entry into Force; Previous Letters of Exemption and Indemnification

18.1
This Letter of Exemption and Indemnification will take effect only upon your execution of a copy hereof, in the place designated therefor, and upon the delivery of the signed copy to the Company. Upon its entry into force, this Letter of Exemption and Indemnification revokes any previous undertaking for exemption and/or indemnification, if and insofar as offered and granted to you by the Company. Without derogating from the generality of the foregoing, if and insofar as this Letter of Exemption and Indemnification is declared or found to be void by the competent courts, then any exemption and/or indemnification undertaking preceding the date of the entry into force of this Letter of Exemption and Indemnification, and which this Letter of Exemption and Indemnification was intended to replace, will remain in full force and effect.

18.2
Nothing in this Letter of Exemption and Indemnification will derogate from any other exemption or indemnification granted to you by any third party and/or to which you are entitled from any other source under law.

19	Addresses And Notices

The Parties' addresses are as follows:

Name	Address	Electronic mail
RedHill Biopharma Ltd.	21 Ha’arba’a St., Tel Aviv 6473921, Israel	micha@redhillbio.com

Any notice forwarded by one Party to the other in accordance or in connection with this Letter will be sent by registered mail and by electronic mail or hand delivered. A notice to be delivered to the Company should be delivered, as aforesaid, to two addresses.  A notice which is hand delivered will be deemed to have reached its addressee on the actual date of delivery, provided that it is a business day and if it is not a business day, then on the first business day subsequently.  A notice sent by registered mail will be deemed to have reached its addressee within three (3) business days from its dispatch, and a notice transmitted via electronic mail will be deemed to have reached its addressee on the date of transmitting the notice, subject to receipt of an electronic confirmation of the transmission thereof.

In Witness Whereof the Company Has Signed, via its duly authorized signatories.

RedHill Biopharma Ltd.
By: Position: Date:	By: Position: Date:
Signature: __________________	Signature: __________________

I have read this Letter of Exemption and Indemnification thoroughly, I have fully understood its contents, and I confirm receipt of this Letter of Exemption and Indemnification and confirm my consent to all its provisions. I am aware that in respect of this Letter of Exemption and Indemnification, the Company's legal advice does not represent me and that I cannot rely thereon.

Name Date: _____________________
Signature: __________________

Addendum

1.
To remove any doubt, all definitions, terms and expression in this Addendum, will have the same meaning imparted to them in the Letter of Exemption and Indemnification to which this Addendum is attached, unless expressly stated otherwise.

2.
Subject to the provisions of any law, you will be entitled to indemnity for any liability or expense imposed on you in favor of another person pursuant to a judgment, including a compromise judgment or an arbitrator's award approved by a Court, due to any act committed by you in the capacity of an officer in the Company, and/or any derivation of such act, in connection with the following events which at the discretion of the Company's Board Of Directors are anticipated in view of the Company's actual activity at the time of the issuance of the advance indemnity undertaking:

2.1
Issue of securities and/or listing them for trading on a stock exchange in Israel or abroad, including, without limitation to the foregoing, offering securities to the public under a prospectus, a private offering, an offer for sale, issue of bonus shares or offering of securities in any other manner whatsoever.

2.2
An event arising from the Company being a public company or arising from the fact that its shares were offered to the public or arising from the fact that the Company's shares are traded on a stock exchange in Israel or abroad.

2.3
A transaction within the meaning of Section 1 of the Companies Law, including negotiations to enter into a transaction or act, transfer, sale, lease, purchase or encumbrance of assets or liabilities (including securities) or granting or receiving any interest in any of the foregoing, obtaining credit and provision of securities, as well as any act directly or indirectly connected to such transaction, including disclosure of information and documents.

2.4	Resolutions and/or acts or omissions relating to approval of transactions with stakeholders, as such transactions are defined in Chapter 5 of Part VI of the Companies Law.

2.5
A report or notice submitted under the corporate laws, the securities laws, communications laws, tax laws, antitrust laws, labor laws or any other law compelling the Company to submit a report or a notice, including in accordance with rules or guidelines prevailing in a stock exchange in Israel or abroad, or in accordance with any law of another country regulating similar matters and/or refraining from submitting any report or notice as aforesaid.

2.6	Adoption of the findings of external opinions for the purpose of the issuance of an immediate report, prospectus, financial statements or any other disclosure document.

2.7
Discussion and passing resolutions and discovery and disclosure in the Company's reports, including an evaluation with respect to the effectiveness of internal control and other issues incorporated in the report of the Company's Board Of Directors, as well as the issuance of statements and reference to the financial statements.

2.8
Preparation, editing, approval and execution of the financial statements, including the passing of resolutions as to the application of accounting principles and restatement in the financial statements.

2.9	Adoption of financial reporting in accordance with International Financial Reporting Standards (IFRS), and any act in connection therewith.

2.10	Events relating to the effecting of investments on the part of the Company in any corporations whatsoever.

2.11	A resolution as to distribution, as defined in the Companies Law, including a distribution with the court's approval.

2.12
A change in the Company's structure, a change in the Company's ownership, the Company's reorganization, the liquidation thereof, the sale of its assets or businesses (in whole or in part), or any resolution in respect thereof, including, without limitation to the generality of the aforesaid, a merger, spin off, a change in the Company's capital, establishment of subsidiaries, winding up or selling them, allocation or distribution.

2.13
Consolidation, change or revision of arrangements between the Company and the shareholders and/or holders of bonds and/or banks and/or creditors of the Company or of Related Corporations, including the preparation or revision of the trust deeds, bonds and outline and arrangement documents in general.

2.14	Acts or omissions relating to the issuance of licenses, permits or approvals, including approvals and/or exemptions in respect of restrictive trade practices.

2.15	Participation in and preparation of tenders.

2.16
A statement, declaration, including the expression of a position or opinion, vote and/or abstaining from voting, made in good faith by you as an officer in the course and by virtue of your capacity, such as in negotiations and contractual engagements with suppliers or customers, including within the framework of meetings of management, board of directors or any of its committees.

2.17	Any act in contravention of the Company's articles of association.

2.18
Any act or resolution with respect to an employer-employee relationship including negotiations, contracting and implementation of personal or collective employment agreements, employees' benefits, including allocation of securities to employees.

2.19	Any act or resolution relating to safety at work and/or to terms of employment.

~~2.20~~	~~Acts in connection with conducting medical trials and/or product trials and/or the sale, distribution, licensing or use of such products.~~

2.20
Any acts or omissions in connection with products or services developed and/or commercialized by the Company, including without limitation, the performance of pre-clinical and clinical trials on such products or any other product development conducted, whether performed by the Company or by third parties on behalf of the Company, and/or or any action or omission in connection with the manufacturing, certification, provision, marketing, distribution, sale, license or use of any such products or services including, without limitation, in connection with professional liability and product liability claims and/or in connection with the procedure of obtaining regulatory or other approvals regarding such products, whether in Israel or abroad and/or in connection with liabilities arising out of advertising or marketing, including without limitation, misrepresentations regarding the Company’s products or other violations of regulatory requirements in connection with any of the foregoing, including and/or any claim or demand made by purchasers, holders or users of products or services of the Company or individuals treated or exposed to such products, for damages or losses related to such use, service or treatment

2.21	Negotiations, contractual engagements and activation of insurance policies.

2.22	Consolidation of work plans, including pricing, marketing, distribution, guidelines to employees, to customers and to suppliers and collaboration with competitors.

2.23	Resolutions and/or acts or omissions relating to the environment and to public health, including hazardous materials.

2.24	Resolutions and/or acts or omissions relating to the Consumer Protection Law, 5741 – 1981 and/or orders and/or regulations by virtue thereof.

2.25
Acts or omissions relating to the Company's intellectual property and the protection thereof, including the registration or enforcement of intellectual property rights and their protection within claims in connection therewith.

2.26	Infringement of intellectual property rights of third parties, including, without limitation, patents, designs, breeders' rights, trademarks, copyright, and so forth.

2.27
Negotiations, execution and implementation of contracts of any nature or type with suppliers, distributors, agents, franchisers, marketers, importers, exporters, customers, etc. of the products or the services marketed and/or sold and/or supplied by the Company or used by it.

2.28	Negotiations, execution and implementation of contracts with manpower contractors, service contractors, construction contractors, refurbishing contractors, etc.

2.29	Reports, notices and submission of an application to State and other authorities.

2.30	Investigations on the part of State authorities.

2.31
Management of the bank accounts which the Company operates at banks and performance of transactions in such bank accounts, including with respect to transactions in foreign currency (including foreign currency deposits), securities (including resale transactions in securities and lending and borrowing of securities), loans and credit facilities, debit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures contracts, derivatives, swap transactions, and so forth.

2.32	Realization of personal guarantees provided by the officer to the Company, as security for the Company's obligations and/or declarations.

2.33
Failure to maintain complete and/or proper due diligence procedures over the Company's investments, resulting in a loss of the investments in whole or in part and/or an adverse effect to the Company's businesses and/or breach of an undertaking vis-à-vis a third party.

2.34
Events and acts and/or omissions in connection with investments performed by the Company in various corporations, before or after effecting the investment, including for the purpose of entering into a transaction, its implementation, development, follow up and supervision.

2.35	Financial liability imposed on an officer in connection with acts in which he took part on behalf of the Company, vis-à-vis the various State institutions.

2.36
Financial liability imposed on an officer in connection with a claim by third parties against the officer due to deficient or misleading disclosure, in writing or verbally, to existing and/or potential investors in the Company, including in the event of the merger of the Company with another company.

2.37	Covering the excess insurance in the event of the activation of officers’ liability insurance.

2.38	Breach of the provisions of any agreement whatsoever to which the Company is a party.

2.39	An act relating to a tax liability of the Company and/or a subsidiary and/or shareholders of any of them.

2.40
Any of the foregoing events, in connection with the capacity of the officer in the Company by virtue of his capacity as an officer and/or employee and/or observer at meetings of competent organs of a Related Corporation.

2.41	Acts and omissions not covered by a Product insurance policy

2.42	Acts and omissions in connection with bodily injuries or property damage attributed to the Company and/or to an officer who has acted on its behalf.

2.43	Acts and omissions arising from failure to purchase appropriate insurance and/or to take sufficiently secure measures and/or negligence in risk management.

2.44	Any event and/or act that in respect of which indemnification may be made pursuant to the Improvement of Enforcement Proceedings in the ISA law (Legislative Amendments), 5771-2011.

Annual General Meeting of	Annual General Meeting of RedHill Biopharma Ltd.
RedHill Biopharma Ltd.	to be held on May 12, 2022
Date: May 12, 2022	For Holders as of April 5, 2022
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only

			For	Against	Abstain

● Mark, sign and date your Voting Instruction Form.
● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the
    postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on May 6, 2022.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2022 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;
			☐	☐	☐

2.
To approve the re-election of Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2025;

	2A.	Mr. Dror Ben-Asher	☐	☐	☐

	2B.	Mr. Kenneth Reed	☐	☐	☐

	2C.	Ms. Alla Felder	☐	☐	☐

3.	To approve an amended Compensation Policy for a period of three years;		☐	☐	☐
			Yes	No
	3A.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
4.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;		☐	☐	☐
			Yes	No
	4A.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
5.
To approve a grant of restricted share units (“RSUs”) each with respect to one American Depository Shares (each representing 10 ordinary shares, par value NIS 0.01 each) of the Company to the non-executive directors of the Company;
			☐	☐	☐

6.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;		☐	☐	☐
			Yes	No
	6A.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
7.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and director; and		☐	☐	☐

8.	To approve an increase in the Company’s authorized share capital.		☐	☐	☐

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

REDHILL BIOPHARMA LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on May 6, 2022)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on April 5, 2022 at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on May 12, 2022 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website http://www.redhillbio.com

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.